Exhibit D-2 109 FERC ¶ 61,019 UNITED STATES OF AMERICA FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners:	Pat Wood, III, Chairman; Nora Mead Brownell, and Joseph T. Kelliher.

Perryville Energy Partners, L.L.C. and Entergy Services, Inc. on Behalf of Entergy Louisiana, Inc.	Docket No. EL04-118-000

ORDER DISCLAIMING JURISDICTION OVER DISPOSITION
OF GENERATING FACILITY

(Issued October 6, 2004)

1.     On July 14, 2004, Perryville Energy Partners, L.L.C. (PEP) and Entergy Services, Inc. (Entergy) filed, on behalf of Entergy Louisiana, Inc. (Entergy Louisiana) (collectively, Petitioners), a Petition for Declaratory Order Disclaiming Jurisdiction. They request that the Commission disclaim jurisdiction under section 203 of the Federal Power Act (FPA)[1] over PEP’s sale of a generation-only facility (Perryville) to Entergy Louisiana. In this order, we will grant Petitioners’ request. This order is in the public interest because it carries out the Federal Power Act’s mandate that the Commission shall not have jurisdiction, except as specifically provided, over facilities used solely for the generation of electric energy.

I.     Background

2.     Petitioners request that the Commission disclaim jurisdiction over the sale of Perryville to Entergy Louisiana. Perryville is a 718 megawatt electric generation facility near Perryville, Louisiana.

3.     Petitioners state that the transaction will not include any Commission-jurisdictional facilities, including interconnection or other transmission facilities. PEP intends to keep the interconnection facilities and to provide service over them to Entergy under a cost-of-service transmission rate schedule.

        [1]  16 U.S.C. 824b (2000).

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4.     Petitioners state that a Commission disclaimer of jurisdiction over this disposition would be consistent with the plain language of the FPA, court precedent, and decades of Commission decisions.

II.     Notice of Filing, Interventions, and Protests

5.     Petitioners’ filing was noticed in the Federal Register, 69 Fed. Reg. 43,575 (2004), with comments, protests, or interventions due on or before August 2, 2004. Notices of intervention were filed by the Louisiana Public Service Commission and the Arkansas Public Service Commission (Arkansas Commission). Timely motions to intervene, comments, and protests were filed by Calpine Corporation (Calpine), Cottonwood Energy Co. LP (Cottonwood), American Public Power Association (APPA), Tractebel Energy Marketing, Inc. (Tractebel), Municipal Energy Agency of Mississippi (MEAM), Occidental Chemical Corporation (Occidental), and Louisiana Energy Users Groups. Motions to intervene out of time were filed by Electric Power Supply Association (EPSA) and NRG Companies (NRG). Answers to protests and answers were filed by Tractebel and Petitioners.

III.     Procedural Matters

6.     Pursuant to Rule 214 of the Commission’s Rules of Practice and Procedure, 18 C.F.R. § 385.214 (2004), the notices of intervention and timely, unopposed motions to intervene serve to make the entities that filed them parties to this proceeding. We will grant the motions to intervene out of time by EPSA and NRG given their interest in this proceeding, the early stage of the proceeding and the absence of any undue prejudice or delay.

7.     Rule 213(a)(2) of the Commission’s Rules of Practice and Procedure, 18 C.F.R. § 385.213(a)(2) (2004), prohibits an answer to a protest or answer unless otherwise ordered by the decisional authority. We will accept the answers of Tractebel and Petitioners because they have provided information that assisted us in our decision-making process.

IV.     Jurisdiction Issue

           A.     Arguments Raised

8.     Several intervenors argue that the Commission should not disclaim jurisdiction over the transaction. They claim that Petitioners are attempting to evade Commission jurisdiction by focusing on the form of the transaction rather than its substance.

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9.     Tractebel states that the Commission has jurisdiction over this transaction because Entergy Louisiana is seeking to acquire a jurisdictional facility from which sales in interstate commerce under a Commission-approved market-based rate tariff are and will be made. Tractebel argues that disclaiming jurisdiction would go against the Commission’s long-standing policy regarding exempt wholesale generators[2] and owners of jurisdictional facilities making wholesale sales under a Commission-approved market-based tariff rate.[3]

10.     Calpine argues that court precedent exists under the Natural Gas Act that may allow the Commission to reach an otherwise non-jurisdictional activity where there is a concerted action to avoid Commission jurisdiction.[4] MEAM requests that the Commission defer action on the Petition until Petitioners submit additional information bearing on their claim that the Commission lacks jurisdiction over the Perryville asset purchase.

11.     The Arkansas Commission states that it takes no position on the issue of section 203 jurisdiction or on the merits of the proposed transaction. However, in light of a recent decision of a Commission administrative law judge (judge) regarding the Entergy System Agreement, which governs the allocation of costs among the five operating companies of Entergy,[5] the Arkansas Commission states that it is very concerned about the potential effect of the proposed transaction under the Entergy System Agreement on the wholesale rates and retail rates of Entergy Arkansas, Inc. (Entergy Arkansas). The Arkansas Commission asserts that the judge’s decision could create an incentive for a state commission to make decisions on resource acquisitions that would cause cost responsibility to be borne by the ratepayers of other retail jurisdictions. As a result, the regulators in the affected jurisdictions would likely be required to institute proceedings at the Commission to ensure that the rates charged to their ratepayers are just and reasonable and based on prudently incurred costs. Therefore, the Arkansas Commission states that it reserves the right to challenge the prudence and reasonableness of the Perryville acquisition at the Federal Energy Regulatory Commission if the transaction causes Entergy Arkansas’ costs to increase under the Entergy System Agreement.

        [2] Section 32 of the Public Utility Holding Company Act of 1935, as amended by the Energy Policy Act of 1992 (PUHCA), 15 U.S.C. § 79z-5a (a)(1)(2000).

        [3] Tractebel cites Oklahoma Gas and Electric, 108 FERC ¶ 61,004 (2004) reh'g pending.

        [4] Calpine cites Conoco Inc. v. FERC, 90 F.3d 536, 549 (D.C. Cir. 1996) and Williams Gas Processing, et al. v. FERC, 373 F.3d 1335 (D.C. Cir. 2004).

        [5] Louisiana Public Service Commission, 106 FERC ¶ 63,012 (2004).

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12.     Some intervenors (Occidental, APPA and MEAM) question Petitioners’ contention that the proposed transaction does not involve the jurisdictional interconnection facilities. They note that Entergy and PEP have yet to file the transmission rate schedule or contract that will govern Entergy’s purchase of transmission service that is necessary to integrate the Perryville capacity into Entergy’s supply portfolio. They suggest that the transmission contract may cede to Entergy control over operation and decision-making with respect to the interconnection facilities, because: (1) PEP will have no other use for, and thus no reason to retain any interest in, those facilities, and (2) Entergy would not be likely to buy the generation facility without also obtaining control of the interconnection facilities.

           B.     Discussion

13.     We will grant Petitioners’ request for disclaimer of jurisdiction over the disposition of the generation-only facility in this proceeding. Section 203 of the FPA states that “no public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission”[6] without authorization from the Commission. Section 201(b)(1) of the FPA, which addresses the scope of Commission jurisdiction over facilities, provides that:

The Commission shall have jurisdiction over all facilities for such transmission or sale of electric energy, but shall not have jurisdiction, except as specifically provided in this Part and the Part next following, over facilities used for the generation of electric energy or over facilities used in local distribution….[7]

14.     Since section 201 expressly exempts “facilities used for the generation of electric energy” from Commission jurisdiction unless “specifically provided” for, the Commission cannot claim jurisdiction over Petitioners’ proposed sale of a generation-only facility simply because Petitioners also transmit and sell energy at wholesale. Additionally, contrary to Calpine’s assertion that the Commission may assert jurisdiction over generation-only facilities, the United States Court of Appeals for the District of Columbia Circuit recently affirmed that the Commission lacks jurisdiction over dispositions of generation-only facilities under FPA section 203.[8] Finally, in response to

        [6] 16 U.S.C. § 824b (2000) (emphasis added).

        7 Id. § 824b(b)(1)(emphasis added).

        [8] See American Pub. Power Ass'n and Citizen Power, Inc., and cases cited therein, 94 FERC ¶ 61,104 (2001), aff'd, Citizen Power Inc. v. FERC, 38 Fed. Appx. 18 (D.C. Cir. 2002), cert. denied, 537 U.S. 1046 (2002).

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intervenors’ arguments that the Petitioners are attempting to evade Commission jurisdiction, there is no indication on this record that this is a two-step transaction (i.e., that Petitioners plan to transfer the associated jurisdictional transmission facilities following transfer of the generating facility) or that Petitioners are otherwise attempting to deprive the Commission of jurisdiction that Congress has given it. However, the fact that the Commission does not have jurisdiction under section 203 of the FPA does not affect the Commission’s authority under sections 205 and 206 of the FPA over wholesale sales associated with the generating facility, the prudence of costs associated with the acquisition of the facility, or, as discussed below, whether the competitive effects of the acquisition merit continuation of market-based rates.

15.     In response to the Arkansas Commission’s concern that it keep the right to challenge the prudence of the Perryville acquisition at this Commission if the transaction causes Entergy Arkansas’s costs to increase, we confirm that any interested party has that right. In response to intervenors who argue that Entergy will obtain control over the interconnection facilities through the transmission contract between it and PEP, we note that they can raise those concerns when the contract is filed.

16.     We reject Tractebel’s argument that under our Oklahoma Gas and Electric case, we must assert jurisdiction over this disposition of a generating facility. Tractebel points out certain similarities in the facts of the two cases – both involve acquisition by a public utility of facilities owned by an exempt wholesale generator[9] with market-based rates. However, it does not explain how these two similarities convert our Oklahoma Gas and Electric order into an order asserting jurisdiction over a generation-only facility. In that case, appurtenant interconnection facilities were also being sold. Contrary to Tractebel’s claim, paragraph 5 of the order states that the interconnection facilities were also being transferred. There was no issue in the case as to whether the transaction was jurisdictional under section 203. Tractebel seems to simply assume that if we have jurisdiction over an entity as a public utility, we must have section 203 jurisdiction over any activity of that entity. That is not correct. Likewise, Tractebel mistakenly asserts that a disclaimer of jurisdiction is inconsistent with long-standing Commission policy. In fact, the Commission has stated numerous times that it lacks section 203 jurisdiction over transactions which involve solely generating facilities.[10]

        9 We note that “exempt wholesale generator” status is primarily significant under PUHCA; such generators are not exempted from the FPA.

        10 E.g., El Paso Electric Company, 36 FERC ¶ 61,055 (1986), United Illuminating Co., 29 FERC ¶ 61,270 (1984), Entergy Services, Inc., 51 FERC ¶ 61,376, reh’g denied, 52 FERC ¶ 61,317 (1990).

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V.     Intervenors’ Concerns Regarding Competitive Effects of the Acquisition

17.     Several intervenors express concern that by limiting the transaction solely to an acquisition of generating facilities, Entergy is attempting to evade section 203 review, particularly review of the competitive effects of the acquisition. They suggest that if the proposed transaction were reviewed under section 203 standards, it would either fail to pass muster on competitive grounds or would require the imposition of conditions to ameliorate anticompetitive effects. Intervenors are also concerned that without section 203 review, the Commission will have to rely on triennial reviews of Entergy’s market-based rate authority under section 205 of the FPA. They argue that such reviews may not reflect the addition of the Perryville facility. If the Commission disclaims jurisdiction under section 203, intervenors urge the Commission to require Entergy to file an updated market power study and to withhold market-based rate authority until Entergy shows that it lacks market power.

18.     The issue of whether Entergy will have market power after the acquisition will be addressed in the Commission’s pending review of Entergy’s market-based rate authority.

19.     We note that the Commission recently adopted market power screens to be applied in determining whether to grant market-based rate authority to new applicants or allow existing holders to retain market-based rate authority.[11] The Commission indicated that the policies it was adopting in the April 14 Order (which deal with the generation market power part of the analysis) would apply to all pending and future market-based rate analyses, including the triennial update submitted by Entergy, pending the completion of the market-based rate rulemaking.

20.     As a result of these orders, Entergy filed a new market power analysis in Docket No. ER91-569-023. In an answer to protests by intervenors in Docket No. EL04-118-000, Entergy states that this analysis incorporates the Perryville capacity.[12]

        11 AEP Power Marketing, Inc., et al., 107 FERC ¶ 61,018 (2004) (April 14 Order), order on reh'g, 108 FERC ¶ 61,026 (2004) (July 8 Order).

        [12] Neither Entergy nor any of its affiliates with market-based rate authority were required to file a change in status report relating to Entergy’s proposed acquisition of the Perryville facility, provided that such change is reflected in their next triennial market power analysis. As discussed in the NOPR being issued concurrently with this order, the Commission is proposing to require that all market-based rate sellers timely report such changes in status to the Commission to permit a contemporaneous review of the seller’s qualifications to sell power under market-based rate authority.

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21.     As provided for in the April 14 Order, if an entity with market-based rate authority fails either of the market power screens under the “Pivotal Supplier Analysis” and the “Market Share Analysis,” there is a rebuttable presumption of market power and the Commission will institute a section 206 proceeding. To rebut this presumption, the applicant then has the option of submitting a delivered price test (DPT) analysis, [13] to be based on Appendix A of the Merger Policy Statement[14] and Order No. 642.[15]

22.     In this instance, Entergy has already included in its filing in Docket No. ER91-569-023 a DPT analysis. Therefore, the Commission will evaluate in that docket whether Entergy will have market power after its acquisition of the Perryville capacity. This review should ameliorate intervenors’ concerns that a disclaimer of jurisdiction under section 203 means that the effect of the acquisition on competition will not be considered. On the basis of this review, the Commission will determine whether to rescind or condition Entergy’s current market-based rate authority.

The Commission orders:

                 The Commission disclaims jurisdiction under section 203 of the FPA over PEP’s sale of a generation-only facility, as discussed in the body of this order.

By the Commission. Commissioner Kelly not participating.

(   S   E   A   L   )

Magalie R. Salas, Secretary

      [13] April 14 Order at P. 37.

        [14] See Inquiry Concerning the Commission’s Merger Policy under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs. ¶ 31,044 at 30,117-18 (1996), order on reconsideration, Order No. 592-A, 62 Fed. Reg. 33, 341 (1997), 79 FERC ¶ 61,321 (1997) (Merger Policy Statement).

        [15] Revised Filing Requirements Under Part 33 of the Commission’s Regulations, FERC Stats. & Regs., Regs. Preambles July 1996 – December 2000 ¶ 31,111 (2000) (Order No. 642), order on reh’g, Order No. 642-A, 66 Fed. Reg. 16,121 (2001), 94 FERC ¶ 61,289 (2001).